Exhibit (h)(15)

EXPENSE LIMITATION AGREEMENT

ETFis Series Trust I

This Agreement is made by iSectors, LLC (the “Sub-Adviser”), investment sub-adviser to the iSectors Post-MPT Growth ETF (the “Fund”), a series of ETFis Series Trust I (the “Trust”), effective as of February 28, 2017.

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated September 20, 2012, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Trust, on behalf of the Fund, Virtus ETF Advisers LLC, investment adviser to the Fund, and the Sub-Adviser have entered into an Investment Sub-Advisory Agreement dated August 16, 2016, as amended (“Sub-Advisory Agreement”), pursuant to which the Sub-Adviser provides investment advisory services to the Fund; and

WHEREAS, the Sub-Adviser has determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, has entered into this Agreement, in order to maintain the Fund’s expense ratios within the Operating Expense Limit, as defined below.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Sub-Adviser agrees as follows:

1.                  Expense Limitation.

(a)                Applicable Expense Limit. For purposes of this Agreement, the term “Fund Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Sub-Adviser’s investment advisory or management fee under the Sub-Advisory Agreement, and other expenses described in the Sub-Advisory Agreement that the Fund is responsible for and have not been assumed by the Sub-Adviser, but excludes payments under the Fund’s 12b-1 plan (if any), brokerage expenses, taxes, interest, litigation expenses, acquired fund fees and expenses, and extraordinary or non-routine expenses of the Fund. To the extent that Fund Operating Expenses exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Sub-Adviser.

(b)               Operating Expense Limit. The Fund’s maximum Operating Expense Limit in any year shall be 0.75% of the average daily net assets of the Fund.

(c)                Method of Computation. To determine the Sub-Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Sub-Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Sub-Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount.

(d)               Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Sub-Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.                  Term and Termination of Agreement.

(a) This Agreement with respect to the Fund shall continue in effect until February 28, 2019. Nevertheless, this Agreement may be terminated during the term of the Agreement by the Sub-Adviser or the Trust, without payment of any penalty, upon ninety (90) days prior written notice to the other at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement, or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2(a) shall become effective on the date as specifically agreed upon by the parties.

(b) Notwithstanding Section 2(a) of this Agreement, neither the Trust nor the Sub-Adviser may terminate this Agreement without requesting and receiving approval of the Board of Trustees of the Trust.

3.                  Miscellaneous.

(a)                Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)               Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

(c)                Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

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IN WITNESS WHEREOF, the Sub-Adviser has caused this Agreement to be effective as of the day and year first above written.

iSectors, LLC

By :
[Name, Title]

ACCEPTED BY:	ETFis Series Trust I,
on behalf of iSectors Post-MPT Growth ETF

By:
William J. Smalley, President

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